Earnings Conference Call 4Q25

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

Record sales volume and the lowest cash production cost level since 2021 suzano

Sales Volume

Pulp:
12.5 million tons
(vs. 10.9 million tons in 2024)

Paper and packaging[1]:
1.5 million tons
(vs. 1.2 million tons in 2024)

Pulp Inventory:
End-2025 at the tightest level of the year

Operating Performance

Adjusted EBITDA:
R$21.7 billion
(vs. R$23.8 billion in 2024)

Operating Cash Generation[2]:
R$13.9 billion
(vs. R$16.2 billion in 2024)

Cash cost ex-downtimes:
R$817/ton
(vs. R$828/ton in 2024)

Financial Management

Liquidity[3] :
US$6.6 billion
(vs. US$5.7 billion 4Q24)

Net debt:
US$12.6 billion
(vs. US$12.8 billion 4Q24)

Leverage[4] :
3.2x in US$
(vs 2.9x in 4Q24)

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Considers Finnvera credit line. | [4] Net Debt / Adjusted EBITDA in the last twelve months.

3

2,029 1,711 1,459 (1,339) 535 731 2,238 1,959 (73) 9 2,165 1,968 761 749 373 382 55 322 1,188 1,453 1,822 1,354 552 499 479 (66) 43 56 486 542 535 Paper Sales¹ (‘000 ton) Average Net Price ($/ton) 4Q24 3Q25 4Q25 230 186 230 82 105 98 55 81 76 367 372 404 4Q24 3Q25 4Q25 2024 Brazilian operations (domestic) 4 Paper Adjusted EBITDA and EBITDA Margin² R$ MM Consolidated (R$/ton) EBITDA Margin (%) 1 Excluding Consumer Goods. ² Excluding impact of Mgmt. LTI; 4Q24: -R$39/ton; 3Q25: -R$25/ton; 4Q25: -R$24/ton; 2024: -R$27/ton; 2025: -R$29/ton. 4Q24 3Q25 25% 23% 4Q25 22% 22% 2024 2024 PAPER AND PACKAGING BUSINESS US operations Brazilian operations (R$/ton) R$ MM Brazilian operations (exports) US operations (US$/ton) Brazilian operations R$/ton R$/ton US operations 4Q25 volumes boosted by seasonality and EBITDA impacted by lower prices, FX and maintenance downtimes in Brazilian operations 2025 2025 22% 2025 5,980 5,856 5,641 5,884 5,918 1,271 1,543 1,542 1,376 1,513

583 524 538 3,472 3,029 Average FX 5,730 4,462 4,798 644 542 3,284 3,165 3,406 PULP BUSINESS Sales Volume (‘000 ton) 4Q24 3Q25 4Q25 10,865 12,490 2024 Average Net Price – Export Market ($/ton) Adjusted EBITDA and EBITDA Margin (%) 20,866 18,892 4Q24 3Q25 4Q25 R$5.84 R$5.45 R$5.40 5 1,745 1,410 1,409 R$ MM R$/ton Margin % 3,407 2,856 2,905 US$ R$ 51% 49% 49% 56% R$5.59 1,921 1,513 4Q24 3Q25 4Q252025 2024 2025 50% 2024 2025 R$5.39 Commercial strategy fully implemented in the quarter and pulp prices starting to reflect a healthier market environment

181 340 328 319 314 3Q25 (4) Wood (10) Input 176 (40) 4Q25FX (2) Energy (2) Fixed Cost (5) 801 778 (38) -3% PULP BUSINESS Pulp Cash Cost – 4Q25 vs. 3Q25 (ex-downtimes – R$/ton) Pulp Cash Cost – Historical Figures (ex-downtimes – R$/ton) 6 4Q25 marked a new level of cash production cost driven by higher operational performance and input prices Δ Δ Δ Δ Wood Input Fixed Cost Energy FX 690 885 883 828 817 0 200 400 600 800 1,000 1,200 2021 2022 2023 2024 2025 859 832 801 778 0 200 400 600 800 1,000 1,200 1Q25 2Q25 3Q25 4Q25

2,183 2,062 1,983 TOD 2024 (Actual) TOD 2025 (Actual) TOD 2027¹ (Guidance) 7 Total Operational Disbursement (TOD) – Pulp Business 2025 performance sets the declining trend toward 2027 guidance ¹ in nominal terms considering 2026 currency TOD Performance (R$/t) FX 5.59 Brent US$69/bbl Caustic soda US$403/t Forestry radius 164 km Third-party wood 25% FX 5.35 Brent US$70/bbl Caustic soda US$400/t Forestry radius 151 km Third-party wood 18% FX 5.39 Brent US$81/bbl Caustic soda US$393/t Forestry radius 187 km Third-party wood 28% Cash Cost (including downtimes) Cash SG&A + Freight Sustaining Capex TOD Composition

4.6 0.5 0.9 1.6 2.9 11.3 1.3 0.7 6.63.3 3.1 3.2 2.9 3.3 3.2 8 Sep/25Dec/24 Dec/25 Leverage (Net debt/Adjusted EBITDA LTM) FINANCIAL MANAGEMENT In R$ In US$ Positive free cash flow and FX strengthened financial robustness, reducing net debt and leverage 1Total Capex on accrual basis. | 2Include leasing payments, income taxes, among other. | ³ Finnvera credit lines. Adjusted EBITDA LTM and Net Debt (US$ billion) 4.0 3.9Adjusted EBITDA LTM 13.0 Net Debt Sep. 2025 1.0 Adjusted EBITDA 0.5 Total Capex¹ 0.1 Working Capital 0.2 Accrued Net Interest 0.1 Others² 12.6 Net Debt Dec. 2025 Stand-by facilities Liquidity Dec.25 2026 2027 2028 2030 onwards2029 Finnvera³ Average Cost (in US$): 5.0% p.a. Average Term: 78 months Amortization Schedule (US$ billion) Cash on hand (49% in US$)

Financial discipline reinforced by capex execution in line with guidance and by an effective FX hedging portfolio FINANCIAL MANAGEMENT Dec. 31st, 2025 64% FX Gap Coverage: Notional: Sep. 30th, 2025 5.64 6.54 Put Call Average Portfolio Strikes: 5.83 6.73 Put Call 72% US$6.0 billion US$6.2 billion Sustaining Land and Forests Expansion, Modernization and other Cerrado Project 7.92.9 1.5 1.0 Breakdown (R$ billion) Expected Cash Adjustments - ZCC As of Dec, 25 - FX @ 5.50¹ R$2.7 billion 1Closing FX rate on 12/31/2025. Capex Actual R$13.3 Bn R$13.3 Bn Guidance 2025 7.3 2.6 0.8 0.2 Breakdown (R$ billion) 2026e R$10.9 Bn Guidance Hedging Portfolio

10 FINANCIAL MANAGEMENT 2025 Shareholder remuneration ¹ Distribution date in Brazil Disbursement¹: Feb. 4th, 2026 Payment per share: R$1.17 R$1.4 billion DIVIDEND 5th SHARE BUYBACK PROGRAM Authorized Volume: Up to 40 million shares Tenor: Up to 18 months 6th SHARE BUYBACK PROGRAM ANNOUNCED Actual Volume: 15 million shares (R$805 million)

Looking ahead… 11 o Focus on TOD and net debt reduction o JV with K-C progressing as planned for closing in mid-2026 o Favorable short-term dynamics in the pulp market o Cash production cost improvement vs. 2025 average

Q&A 4Q25 Investor Relations ir.suzano.com.br ri@suzano.com.br